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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                dated May 17, 1999

                                    ILOG S.A.

                              9 Rue De Verdun BP 85
                             94253 Gentilly, France

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   __X__            Form 40-F ________ .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes _____                    No __X__.

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82- __N.A__.


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                                   ILOG S.A.

                                   FORM 6-K

         ILOG S.A. (the "Company") reported its results for the three months and nine months ended March 31, 1999 in a press release dated April 22, 1999. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

                                EXHIBIT INDEX

Exhibit   Press release, dated April 22, 1999, announcing the results of
99.1      ILOG S.A. for the three months and nine months ended March 31, 1999.


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ILOG S.A.

                                   By:    /s/ Roger Friedberger
                                        ---------------------------------
                                        Roger Friedberger
                                        Chief Financial Officer

Date: May 17, 1999